Exhibit 12 (a)(7)

PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

KM INVESTMENTS, LLC

199 S. Los Robles Avenue, Suite 200

Pasadena, CA  91101

CONTACT:Chris Davis or Stacey McClain of KM Investments, LLC

 (626) 585-5920

FOR IMMEDIATE RELEASE

PASADENA, CALIFORNIA, August 10, 2015 – KM Investments, LLC today announced that it has extended the expiration date of its outstanding tender offer for shares of common stock in CNL Lifestyle Properties, Inc.  The expiration date for the tender offer has been extended to 5:00 p.m., Pacific Time, on August 24, 2015.  The offer was previously scheduled to expire at 5:00 p.m., Pacific Time, on August 10, 2015.  Approximately 9,109 shares have been tendered to date.